Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement

between

Fidelity Diversifying Solutions LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Effective Date	Annual Sub-Advisory Fee Rate (bp)
Fidelity Greenwood Street Trust	Fidelity Global Macro Opportunities Fund	02/09/2022	25
Fidelity Greenwood Street Trust	Fidelity Risk Parity Fund	02/09/2022	20
Fidelity Greenwood Street Trust	Fidelity Hedged Equity Fund	05/04/2022	20
Fidelity Greenwood Street Trust	Fidelity SAI Convertible Arbitrage Fund	08/09/2023	70

Fidelity Diversifying Solutions LLC	FMR Investment Management (UK) Limited

By: /s/Christopher J. Rimmer	By: /s/Niamh Brodie-Machura
Name: Christopher J. Rimmer	Name: Niamh Brodie-Machura
Title: Treasurer	Title: Director